Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Gaucho Group Holdings, Inc. (Formerly Algodon Wines & Luxury Development, Inc. and Algodon Group, Inc.) on Amendment No. 3 to Form S-1 (File No. 333-233586) of our report dated April 1, 2019, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Gaucho Group Holdings, Inc. as of December 31, 2018 and 2017 and for the years then ended, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp
Marcum LLP
New York, NY
November 19, 2019